June 11, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn:	Joe McCann
Doris Stacey Gama

Re:	Upexi, Inc.
Registration Statement on Form S-1 Filed May 22, 2025 File No. 333-287525

To Whom It May Concern:

Upexi, Inc. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated June 5,2025 regarding the Company’s Registration Statement on Form S-1 filed on May 22, 2025 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment and have followed each comment with the Company’s response.

Registration Statement on Form S-1

Prospectus Summary, page 3

1. The prospectus summary should provide a brief overview of the key aspects of the offering. Refer to Regulation S-K, Item 503(a). We note your summary is limited to a discussion of your consumer products business; however, your recent press releases and investor presentations highlight that “the majority of value” is to come from a new treasury strategy that is enabled by the “smaller” nature of your consumer products operations. Accordingly, please revise the summary to reflect recent events and your strategy for creating value. Please also update your risk factors section to discuss the material risks associated with your new treasury strategy.

Please note we have updated the business summary in the amended registration statement to include the requested disclosure and added risk factors related to the Company’s new treasury strategy.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel Peter Campitiello at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Very truly yours,

UPEXI,S INC.

By:	/s/ Allan Marshall
Name:	Allan Marshall
Title:	Chief Executive Officer

cc: Peter Campitiello, Esq.